UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	SEC FILE NUMBER 000-23357
CUSIP NUMBER 45783Q100

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: September 30, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Inotiv, Inc.
Full Name of Registrant

Former Name if Applicable

2701 Kent Avenue
Address of Principal Executive Office (Street and Number)

West Lafayette, IN 47906
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Inotiv, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the fiscal year ended September 30, 2022 (the “Annual Report”) within the prescribed time period without unreasonable effort and expense.

On November 16, 2022, the Company became aware that the U.S. Attorney’s Office for the Southern District of Florida had criminally charged employees of the Company’s principal supplier of non-human primates (“NHPs”), along with two Cambodian officials, with conspiring to illegally import NHPs into the U.S. during certain time periods. Under applicable accounting and financial reporting rules, certain events that occur after the end of a fiscal quarter can impact reporting of matters as of that fiscal quarter end. The Company determined that it requires additional time for further evaluation of the conditions and events discussed above, considered in the aggregate, as well as management’s plans that are intended to mitigate those conditions and events. Furthermore, assessments of whether assets, tangible and intangible, such as goodwill and inventory, are impaired are dependent on several considerations, which are based in part on information and estimates as of a fiscal quarter end. Therefore, the Company is in the process of reviewing and assessing these subsequent events, their recent impact on the Company’s stock price and their impact on the carrying value of its assets. The Company expects to file the Annual Report as soon as reasonably practicable, and at this time the Company anticipates that it will be able to do so within the extension period of fifteen calendar days provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Beth A. Taylor	765	463-4527
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Shortly following the end of the Company’s fiscal year ended September 30, 2021 (“FY 2021”), on November 5, 2021, the Company completed the acquisition of Envigo RMS Holding Corp. (“Envigo”). The Envigo acquisition resulted in the addition of an entirely new business line and segment for the Company. The Company also completed a number of other acquisitions in the fiscal year ended September 30, 2022 (“FY 2022”), as previously reported.

Not only did the acquisitions during FY 2022 result in the Company including the financial results of the acquired businesses in its results of operations, but the acquisitions also resulted in a number of significant operational changes for the Company. The Annual Report will be the first annual report in which certain operational information, including the results of operations of those acquired business, will be reflected in the Company’s audited financial statements and notes thereto, as well as other portions of the report. As a result, the Company also anticipates reporting significant changes in, among other things, its revenue, operating costs and expenses, non-operating expenses and income (loss) for FY 2022, specifically the sustained reduction in the Company’s stock price has caused the Company to evaluate the carrying value of its goodwill as of fiscal year end, the Company expects that it will record an impairment of goodwill. Further, the Company is continuing to evaluate the matters discussed above in Part III, including any potential impact of such subsequent events for FY 2022.

As reported in a press release issued by the Company on December 12, 2022, the Company’s preliminary estimate of its total revenue for FY 2022 is approximately $547.7 million, compared to total revenue of $89.6 million in FY 2021. This estimate is preliminary, is subject to the completion of year-end accounting and financial reporting and audit procedures, and actual results may vary significantly from this estimate. As a result of all of the above factors, the Company cannot provide a further estimate of its FY 2022 results at this time.

Cautionary Note Regarding Forward-Looking Statements

This filing contains statements that are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Those statements are based upon the current beliefs, expectations, and assumptions of management and are subject to significant risks, uncertainties, and changes in circumstances that could cause actual outcomes and results to differ materially from the forward-looking statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties related to events related to the NHP issues, whether the Cambodian NHPs the Company holds in the U.S. will ever be able to be shipped, the lack of supply of NHPs, the impact of these events on the valuation of the Company’s assets, the Company’s ability to comply with its covenants and obligations under its credit agreement, the Company’s ability to obtain waivers or amendments related to its covenants under the credit agreement, the sufficiency of the Company’s liquidity and cash flows to meet its obligations, the ability of the Company to complete its FY 2022 financial statement closing and audit process and file its Annual Report by the extended due date, the identification of additional material weaknesses in the Company’s internal control over financial reporting, changes in the market and demand for the Company’s products and services, the development, marketing and sales of products and services, changes in technology, industry and regulatory standards, the timing of acquisitions and the successful closing, integration and business and financial impact thereof, governmental regulations, inspections and investigations, the impact of site closures and consolidations, expansion and related efforts, and various other market and operating risks, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission. You are cautioned not to rely on these forward-looking statements, since there can be no assurance that these forward-looking statements will prove to be accurate. Forward-looking statements speak only as of the date they are made, and we expressly disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

The FY 2022 expected total revenue amount is preliminary, has not been audited and is subject to change in connection with the completion of the Company’s financial statements for the three months and year ended September 30, 2022. In addition, the Company’s independent registered public accounting firm does not express an opinion or any other form of assurance with respect thereto. The preliminary figures may differ materially from the actual results that will be reflected in the Company’s financial statements when they are completed and publicly disclosed. Accordingly, you should not place undue reliance on this information. Additional information and disclosures would be required for a more complete understanding of the Company’s financial position and results of operations as of, and for, FY 2022.

Inotiv, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 15, 2022	By:	/s/ Beth A. Taylor
Beth A. Taylor
Senior Vice President – Chief Financial Officer